IPSEN
Innovation for patient care

RECEIVED

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

12g-3-2(b) Exemption
File N°.82-34953

07021767

3 March 2007

SUPPL

Dear Sir or Madam,

Enclosed is information Ipsen:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g-3-2 of the Securities Exchange Act of 1934; as amended (the ***Exchange Act***), with the understanding that such information and documents will not be deemed “filed” with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that Ipsen is subject to the Exchange Act.

Yours sincerely,

PROCESSED
16
THOMSON
FINANCIAL

dlw 3/14

P/o Claire Giraut
Executive Vice President,
Chief Financial Officer

IPSEN
Siège Social : 42, rue du Docteur Blanche - 75016 Paris - France
Tél. : +33 (0)1 44 30 43 43 - Fax : +33 (0)1 44 30 43 21
www.ipsen.com

Bureaux : 51/53, rue du Docteur Blanche - 75016 Paris - France
Tél. : +33 (0)1 44 30 43 43 - Fax : +33 (0)1 44 30 42 00

Société Anonyme au capital de 84 024 683 € - 419 838 529 R.C.S. Paris - Code Ape 741 J - TVA FR 87 419 838 529

Press release

Implementation of a share buyback programme

Paris (France), 20 February 2007 - Following a decision of its Board of Directors dated January 25, 2007 to cover 533,334 stock options granted pursuant to Articles L.225-177 et seq. of the French Commercial Code in the framework of its share buyback programme which was implemented on June 2, 2006, Ipsen (Euronext: FR0010259150; IPN) entered into an agreement with a financial institution relating to the implementation of this programme for a period of approximately 6 months.

About Ipsen

Ipsen is a European pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), which are growth drivers and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four R&D centers (Paris, Boston, Barcelona and London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2005, Research and Development expenditure reached EUR 169 million, i.e. 20.9% of consolidated sales, which amounted to EUR 807 million in the Group's pro forma accounts set up according to the IFRS. Nearly 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext (stock code: IPN, ISIN code: FR0010259150). Ipsen's internet website is www.ipsen.com

Forward-looking statements

The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Ipsen expressly disclaims any obligation or undertaking to update or revise any forward-looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French Autorité des marchés financiers.

For further information:
Didier Véron, Public Affairs and Corporate Communications, Director
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
e-mail: didier.veron@ipsen.com

David Schilansky, Investor Relations Officer
Tel.: +33 (0)1 44 30 43 88 - Fax: +33 (0)1 44 30 43 21
e-mail: david.schilansky@ipsen.com

Innovation for patient care

Press release

Termination and implementation of a liquidity contract

Paris, 23 February 2007 - Ipsen (Euronext : FR0010259150; IPN) announced today that it terminated its liquidity contract with Exane BNP Paribas signed on January 16, 2006. As of February 23, 2007, the following assets appeared on the liquidity account:
- 46,838 shares,
- €1,259,939.79.

Starting from February 26, 2007, Ipsen has mandated Natexis Bleichroder, a subsidiary of Natixis, to implement a liquidity contract for a period of one year with tacit renewal. This contract is compliant with the Business Ethics Charter of the AFEI (French Association of Investment Firms) which was approved on March 22, 2005 by the French Autorité des Marchés Financiers. As per the liquidity contract, the following assets appeared on the liquidity account:
- 46,838 shares,
- €1,259,939.79.

As of December 31, 2006, the following assets appeared on the liquidity account:
- 38,062 shares,
- €1,556,211.98.

About Ipsen
Ipsen is a European pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), which are growth drivers, and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four R&D centres (Paris, Boston, Barcelona and London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2005, R&D expenditure reached €169 million, i.e. 20.9% of consolidated sales, which amounted to €807 million in the Group's pro forma accounts set-up according to the IFRS. Nearly 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext (stock code: IPN, ISIN code: FR0010259150). Ipsen's internet website is www.ipsen.com

Forward-looking statements
The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein.

Ipsen expressly disclaims any obligation or undertaking to update or revise any forward-looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French 'Autorité des marchés financiers'.

For further information

Didier Véron
Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
e-mail: didier.veron@ipsen.com

David Schilansky
Investor Relations Officer
Tel.: +33 (0)1 44 30 43 88 - Fax: +33 (0)1 44 30 43 21
e-mail: david.schilansky@ipsen.com

IPSEN
Innovation for patient care

GALDERMA
Committed to the future of dermatology

Press release

Ipsen grants Galderma exclusive rights to develop, promote and distribute its botulinum toxin type A product for aesthetic indications in Europe and certain other territories

Paris (France) and Lausanne (Switzerland), 26 February 2007 - Ipsen (Euronext: FR0010259150; IPN), an innovation driven international specialty pharmaceutical group, and Galderma, a leading global pharmaceutical company focused on dermatology, today announced that they have entered into a partnership for the development, promotion and distribution of Ipsen's botulinum toxin type A for use in aesthetic medicine indications in Europe and certain other territories.

"We are very pleased to partner with Galderma, a worldwide leader in dermatology with an unrivalled range of products and sales force in Europe, for the commercialisation of our botulinum toxin in aesthetic medicine use. Galderma fulfils all of our objectives: a strong commitment to the success of our botulinum toxin type A product in Europe and the maximisation of its market penetration and potential going forward" said Jean-Luc Bélingard, Chairman and Chief Executive Officer of Ipsen. "We believe this agreement is beneficial to both companies and that it will create significant value for both company's shareholders".

"This agreement represents an important milestone for Galderma, physicians and their patients across Europe. It is aligned with our strategy to offer a wide range of corrective and aesthetic treatments to complement our family of therapeutic solutions" commented Humberto C. Antunes, Chief Executive Officer of Galderma International. "Ipsen's botulinum toxin product has the scientific and clinical performance that meets Galderma's high standard for best-in-class patient care. As a leading global dermatology company, we look forward to working with our partner Ipsen, the healthcare community and regulatory authorities to deliver this advancement to the market."

Under the terms of this agreement, Ipsen granted Galderma exclusive rights to develop, promote and distribute a specific formulation for the aesthetic medicine indications of its botulinum toxin type A product in the European Union, Russia and certain territories of the Middle East and Eastern Europe. In addition, Ipsen also granted Galderma first rights of negotiation for aesthetic medicine indications in the rest of the world, excluding the United States, Canada and Japan, as well as rights for future formulations. Galderma will pay Ipsen an upfront payment of €10 million and up to €20 million in additional payments upon the achievement of certain milestones, including market approvals and product launches in certain territories and an additional payment, to be negotiated, with respect to Russia. Ipsen will manufacture and supply Galderma's finished product at a fixed supply price. In addition, Galderma will pay royalties to Ipsen. The total of transfer price and royalties received by Ipsen will be approximately 40% of Galderma's net sales. The agreement is for an initial term expiring in September 2019 and will be extended for a total of 30 years upon the achievement of a milestone.

Ipsen and Galderma will now work together on the development and regulatory strategy of the product in aesthetic medicine indications in the European Union and the other territories. The

specific formulation for the aesthetic medicine indication is currently under regulatory review in France, for approval and subsequent registration in the European Union. Galderma will carry out and fund any future development activity for new aesthetic indications. Ipsen will own all regulatory approvals and all data arising from development activities while Galderma will own the trademark and/or trademark rights in aesthetic medicine indications.

It is estimated that the botulinum toxin market for the aesthetic indication in Europe will continue to demonstrate double digit growth. Ipsen's botulinum type A has shown a strong safety and efficacy profile in a number of indications since it was first approved in 1991. Furthermore, studies have demonstrated its high clinical effectiveness in aesthetic medicine indications.

About Ipsen's botulinum toxin type A

The product is currently referred to as Reloxin® in the U.S. aesthetic market and Dysport® for medical and aesthetic markets outside the U.S. In March 2006, Ipsen granted Medicis the rights to develop, distribute and commercialize Ipsen's botulinum toxin product in the United States, Canada and Japan for aesthetic use.

Since February 12, 2007, Ipsen's botulinum toxin type A has been approved for aesthetic indications in 20 countries: Argentina, Australia, Belarus, Brazil, Columbia, Egypt, Germany, Honduras, Israel, Kazakhstan, Mexico, Moldova, New Zealand, Philippines, Slovak Republic, Ukraine, Uruguay, Venezuela, Vietnam, and Russia (in Russia, it is the first botulinum toxin type A approved in this field). Ipsen is also pursuing regulatory approval for medical indications for the product in certain additional key international markets.

Dysport®, Ipsen's botulinum toxin type A, acts to block acetylcholine release at motor nerve ends and reduces muscular spasm. It was initially developed for the treatment of movement disorders such as cervical dystonia (a chronic condition in which the neck is twisted or deviated), blepharospasm (involuntary eye closure), hemifacial spasm and various forms of muscle spasticity, including post-stroke arm spasticity, spasticity of the lower limbs (calf) in adults and children with cerebral palsy. Dysport® was originally launched in the United Kingdom in 1991 and has marketing authorisations in over 70 countries.

About Ipsen

Ipsen is a European pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), which are growth drivers, and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four R&D centres (Paris, Boston, Barcelona and London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2005, R&D expenditure reached €169 million, i.e. 20.9% of consolidated sales, which amounted to €807 million in the Group's pro forma accounts set-up according to the IFRS. Nearly 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext (stock code: IPN, ISIN code: FR0010259150). Ipsen's internet website is www.ipsen.com

About Galderma

Galderma is a global pharmaceutical company specializing in the research, development and marketing of therapeutic, corrective and aesthetic solutions for dermatology patients and a leading player in the worldwide dermatology market. Its expertise covers a broad spectrum of skin, hair and nail diseases.

Created in 1981, Galderma is a joint venture between Nestlé and L'Oréal and employs more than 2,400 people. The company has wholly-owned affiliates in thirty-two countries and a worldwide network of exclusive sales agents. In 2006, the company had global revenues of €687 million.

To drive sustained growth, Galderma relies on a significant level of investment in research and development. The new 19.300-sq. meter state-of-the art R&D center in Sophia Antipolis, dedicated exclusively to innovation in dermatology was completed in late 2006. This center positions Galderma as the world's leading investor in dermatology R&D and underpins its commitment to the future of dermatology.

Galderma's strategy for continued growth is to invest in its key brands and market them globally (in more than sixty-five countries). Differin®, the company's first home-grown product indicated for topical treatment of acne, and other major products for treating rosacea, psoriasis and onychomycosis (fungal nail infections) are the drivers of the portfolio.

Committed to the future of dermatology, Galderma's ambition is to be recognized as the most competent and successful innovation-based company focused exclusively on meeting the needs of dermatology patients and physicians. Galderma's website is www.galderma.com

Forward-looking statements

The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein.

Ipsen expressly disclaims any obligation or undertaking to update or revise any forward-looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French 'Autorité des marchés financiers'.

For further information:

Ipsen

Didier Véron,
Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
e-mail: didier.veron@ipsen.com

David Schilansky, Investor Relations Officer
Tel.: +33 (0)1 44 30 43 88 - Fax: +33 (0)1 44 30 43 21
e-mail: david.schilansky@ipsen.com

Galderma

Alain Kirsch
Tel : +33 (0)1 58 86 43 23
alain.kirsch@galderma.com

(For U.S. Inquiries):
Dale Weiss
Tel : +1 817 961-5186
dale.weiss@galderma.com

L'Oréal

Caroline Millot
Tel: +33 (0)1 47 56 86 82
http://www.loreal.com
fax: +33 (0)1 47 56 80 02

Nestlé

Roddy Child-Villliers
Tél : + 41 21 924 3622
Roddy.Child-Villiers@Nestle.com

IPSEN
Innovation for patient care

GALDERMA
Committed to the future of dermatology

IPSEN
Innovation for patient care

Press release

Appointment of Stéphane Thiroloix as Executive Vice-President, Corporate Development

Paris (France), 26 February 2007 – Ipsen (Euronext: FR0010259150; IPN) today announced the appointment with effect from 2 April 2007, of Stéphane Thiroloix as Executive Vice-President, Corporate Development and member of Ipsen's Executive Committee. This appointment is within the context of the retirement of Dr Alistair Stokes.

The scope of Stéphane Thiroloix's responsibilities will cover pharmaceutical development, clinical development, regulatory affairs, business development and legal affairs.

The recent evolution of the pharma-industry, especially its slowing growth and the declining productivity of R&D efforts made necessary the adoption of a new operational model of Group general management.

This new structure will aim to better distinguish research and discovery from development, thus focusing even more sharply on both of these functions, which lie at the core of Ipsen's strategy. It was therefore decided, in addition to the activities dedicated to innovation and led by Dr Jacques-Pierre Moreau, Executive Vice-President, Research and Chief Scientific Officer, to create a Corporate Development unit of broader scope, as described above and placed under Stéphane Thiroloix's management.

He will thus be responsible to bring to market, on a global scale, a consistent and competitive portfolio of products originating both from internal research efforts as well as from the pursuit of external business development opportunities.

In particular, this new operational model will allow to ensure that Ipsen's high quality research is translated into a continuous flow of new medicines bringing real clinical and medical benefits to patient care.

M. Thiroloix graduated from the École des Hautes Études Commerciales (HEC). After joining Roussel-Uclaf (which became Hoechst Marion Roussel and now sanofi-aventis) in 1987, he held various executive positions at a Corporate Level, in France, in South Africa, in Mexico and in Australia, where he was General Manager. He later became Vice-President and Sales Director at SmithKline Beecham (now GlaxoSmithKline), then Vice-President and Director of French Operations and ultimately Vice-President and Director, European Business Development and Marketing Alliances. He joined Bristol-Myers Squibb in September 2002 as Vice-President, French Operations, and was promoted Vice-President Europe and General Manager, France in January 2004.

IPSEN
Innovation for patient care

About Ipsen
Ipsen is a European pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), which are growth drivers and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four R&D centres (Paris, Boston, Barcelona and London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2005, Research and Development expenditure reached EUR 169 million, i.e. 20.9% of consolidated sales, which amounted to EUR 807 million in the Group's pro forma accounts set up according to the IFRS. Nearly 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext (stock code: IPN, ISIN code: FR0010259150). Ipsen's internet website is www.Ipsen.com

Forward-looking statements
The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein.

Ipsen expressly disclaims any obligation or undertaking to update or revise any forward-looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French Autorité des marchés financiers.

For further information:
Didier Véron, Public Affairs and Corporate Communications, Director
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
e-mail: didier.veron@ipsen.com

David Schilansky, Investor Relations Officer
Tel.: +33 (0)1 44 30 43 88 - Fax: +33 (0)1 44 30 43 21
e-mail: david.schilansky@ipsen.com

END